Exhibit 23.0

Consent of Independent Registered Public Accounting Firm

The Board of Directors

FLIR Systems, Inc.

We consent to the incorporation by reference in the registration statements (No. 333-36206, 33-82676, 33-82194, 33-95248, 333-65063, 333-102992, 333-111954 and 333-125822) on Forms S-8 and registration statement No. 333-108568 on Form S-3 of FLIR Systems, Inc. of our report dated June 3, 2005, with respect to the statements of net assets available for benefits of the FLIR Systems, Inc. 401(k) Savings Plan and Trust as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years ended December 31, 2004 and 2003 and the related supplemental schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the FLIR Systems, Inc. 401(k) Savings Plan and Trust.

/s/ KPMG LLP

Portland, Oregon

June 27, 2005